SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: June 11, 2012

EZchip Semiconductor Ltd.
1 Hatamar Street
Yokneam 20692, Israel
______________

Notice of Annual General Meeting of Shareholders
July 19, 2012

To the Shareholders of EZchip Semiconductor Ltd.:

We cordially invite you to attend the Annual General Meeting of Shareholders of EZchip Semiconductor Ltd. to be held on Thursday, July 19, 2012 at 11:00 A.M. (Israel time), at EZchip's principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel (the telephone number at that address is +972-4-959-6666).

The following matters are on the agenda for the meeting:

(1)	the reelection of four directors – the terms of four of our current directors will expire at the meeting, and we are proposing to reelect the four directors;

(2)	the reelection of our outside director, Shai Saul – the term of office of Mr. Saul will expire in November 2012, and we are proposing to reelect Mr. Saul for an additional three-year term;

(3)	the approval of the grant of restricted share units to our directors;

(4)	to approve an increase to the coverage of our directors and officers' (D&O) liability insurance policy;

(5)	to amend our Articles of Association regarding insurance, indemnification and exculpation;

(6)	subject to the approval of Item No. 5, to approve corresponding amendments to the insurance, exculpation and indemnification agreements with each of our directors and executive officers; and

(7)
the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2012; when this proposal is raised, you will also be invited to discuss our 2011 consolidated financial statements.

Record Date

Only shareholders who hold our Ordinary Shares, par value NIS 0.02 per share, at the close of business on June 11, 2012 (the record date) will be entitled to notice of, and to vote at, the meeting and any adjournments thereof.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the Ordinary Shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide us, prior to the meeting, with a certification confirming his ownership of the Ordinary Shares on the record date.  Such certification may be obtained at the TASE Member's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder's request is submitted with respect to a specific securities account.

EZchip Semiconductor Ltd.

All shareholders of record on the record date are cordially invited to attend and vote at the meeting in person or by proxy, pursuant to our Articles of Association.  Shareholders may send us standpoint notices no later than June 21, 2012.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the meeting and voting in person or by proxy is required to approve Items Nos. 1, 2, 3, 4, 6 and 7.  The affirmative vote of the holders of at least 75% of the voting power represented at the meeting and voting in person or by proxy is required to approve Item No 5.  In addition, a special majority vote will be required for approval of Item No. 2.  In order to approve the reelection of Mr. Saul as an outside director, the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders or shareholders who have a personal interest in the election of the outside director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

Review of Documents

Enclosed are the proxy statement and a proxy card for the meeting.  Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-4-959-6666) until the date of the meeting.  Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.ezchip.com/ir-shareholder-mtg.htm.

Each TASE Member will e-mail, upon request and without charge, a link to the distribution sites, to each shareholder who is not listed in our shareholder register and whose shares are held through the TASE Member, provided that each such shareholder's request is submitted (i) with respect to a specific securities account, and (ii) prior to the record date.

By Order of the Board of Directors,

BENNY HANIGAL
Chairman of the Board of Directors

EZchip Semiconductor Ltd.

EZchip Semiconductor Ltd.

PROXY STATEMENT
_____________________

Annual General Meeting of Shareholders
July 19, 2012

We invite you to attend EZchip Semiconductor Ltd.'s Annual General Meeting of Shareholders.  The meeting will be held on Thursday, July 19, 2012 at 11:00 A.M. (Israel time), at EZchip's principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel.

We are sending you this proxy statement because you hold Ordinary Shares, par value NIS 0.02 per share, of EZchip Semiconductor Ltd.  Our Board of Directors is asking that you sign and send in your proxy card, enclosed with this proxy statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	the reelection of four directors – the terms of four of our current directors will expire at the meeting, and we are proposing to reelect the four directors;

(2)	the reelection of our outside director, Shai Saul – the term of office of Mr. Saul will expire in November 2012, and we are proposing to reelect Mr. Saul for an additional three-year term;

(3)	the approval of the grant of restricted share units to our directors;

(4)	to approve an increase to the coverage of our directors and officers' (D&O) liability insurance policy;

(5)	to amend our Articles of Association regarding insurance, indemnification and exculpation;

(6)	subject to the approval of Item No. 5, to approve corresponding amendments to the insurance, exculpation and indemnification agreements with each of our directors and executive officers; and

(7)
the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2012; when this proposal is raised, you will also be invited to discuss our 2011 consolidated financial statements.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Enclosed is a proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope, by July 18, 2012 at 6:59 A.M. (Israel time).

EZchip Semiconductor Ltd.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on June 11, 2012.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on June 11, 2012, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about June 11, 2012, and we will solicit proxies primarily by mail and e-mail.  The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On May 15, 2012, we had outstanding 28,072,045 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing more than 50% of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned to the same day in the next week (at the same time and place), or to a day, time and place as the Chairman of our Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

If a shareholder holds Ordinary Shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count in the election of directors (Items 1 and 2 of this Proxy Statement).  In the past, if a shareholder held Ordinary Shares through a bank or broker and did not indicate how the holder wanted the Ordinary Shares voted in the election of directors, the shareholder's bank or broker was allowed to vote those Ordinary Shares on the shareholder's behalf in the election of directors as it felt appropriate. Recent changes in regulations were made to take away the ability of a shareholder's bank or broker to vote uninstructed shares in the election of directors on a discretionary basis.  Thus, if a shareholder holds Ordinary Shares through a bank or broker and does not instruct the bank or broker how to vote in the election of directors, no votes will be cast on that shareholder's behalf.  The shareholder's bank or broker will, however, continue to have discretion to vote any uninstructed shares with respect to the other matters on the agenda.

Our Board of Directors unanimously recommends that you vote "FOR" all proposals under Items 1 through 7 below.

EZchip Semiconductor Ltd.

Beneficial Ownership of Ordinary Shares
by Certain Beneficial Owners and Management

The following table sets forth certain information as of May 15, 2012 (unless otherwise indicated below) for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors that beneficially owns more than 1% of our outstanding Ordinary Shares and (iii) our executive officers and directors as a group.  The information in the table below is based on 28,072,045 Ordinary Shares outstanding as of May 15, 2012.  Each of our outstanding Ordinary Shares has identical rights in all respects.

Name	Number of Shares(1)	Percent
Eagle Asset Management, Inc. (2)	1,514,877	5.40%
Eli Fruchter (3)	558,331	1.99%
All directors and executive officers as a group (8 persons)(4)	793,061	2.80%
__________________________

(1)
The number of Ordinary Shares beneficially owned includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this table, and RSUs that vest within 60 days of the date of this table.  Shares issuable pursuant to such options or RSUs are deemed outstanding for computing the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.

(2)
Number of Ordinary Shares beneficially owned as of March 31, 2012, based on information included in Form 13F filed by Eagle Asset Management, Inc, with the Securities and Exchange Commission on April 16, 2012.  The address for Eagle Asset Management, Inc. is 880 Carillon parkway, St Petersburg, Florida.

(3)
Based on information available to the company.  Includes options to purchase 31,582 Ordinary Shares that are currently exercisable or exercisable within 60 days of the date of this table and 2,650 restricted share units that vest within 60 days of the date of this table. The address for Mr. Fruchter is c/o EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.

(4)
Includes options to purchase an aggregate 224,013 Ordinary Shares that are currently exercisable or exercisable within 60 days of the date of this table and 4,775 restricted share units that vest within 60 days of the date of this table, which are held by our directors and executive officers as a group (8 persons).

Item 1 – Proposal to Reelect Directors (Other than Outside Directors)

In accordance with our Articles of Association, our Board of Directors will consist of not less than three nor more than fourteen directors, as may be fixed from time to time by our shareholders.  Our shareholders last fixed the maximum number of directors at ten.

Our Board of Directors currently consists of six directors.  You are being asked to reelect all of our current directors who are not outside directors – Benny Hanigal, Eli Fruchter, Prof. Ran Giladi and Karen Sarid.  As described in Item 2 below, you are also being asked to reelect our outside director, within the meaning of Israel's Companies Law, Shai Saul, at the meeting.  Our second outside director, David Schlachet, is not required to stand for reelection at the meeting as his term of office expires in 2014.

EZchip Semiconductor Ltd.

In accordance with Israel's Companies Law, each of the nominees for election to our Board of Directors (as well as our outside directors) has certified to us that he or she meets all the requirements of Israel's Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of EZchip, taking into account the size and special needs of EZchip.  Our Board of Directors has determined that each of Prof. Ran Giladi, Shai Saul, Karen Sarid and David Schlachet is an independent director within the meaning of Israel's Companies Law.

Nominees for Director

As permitted by the NASDAQ Marketplace Rules, we follow Israeli law and practice rather than the NASDAQ requirement regarding the process for the nomination of directors.  Under Israeli law and practice, directors are elected by the shareholders, unless otherwise provided in a company's Articles of Association.  Our Articles of Association do not provide otherwise.  Our practice has been that director nominees are presented in the proxy statement for election at the annual meetings of shareholders.

Accordingly, our Board of Directors recommends that the following four nominees be elected to our Board of Directors at the meeting.  If elected at the meeting, these nominees will serve until next year's annual meeting of our shareholders.  Set forth below is information about each nominee, including principal occupation, business history and any other directorships held.

Benny Hanigal has served as the Chairman of our Board of Directors since December 2007, and as the Chairman of the Board of Directors of EZchip Technologies since December 2006.  From August 2001 until 2010, Mr. Hanigal was a partner in Sequoia Capital Israel Venture Fund.  In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995.  In 1995, Lannet Ltd. was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997.  From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds.  Mr. Hanigal also served as a director of Alvarion Ltd until 2011.  Mr. Hanigal holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Eli Fruchter serves as the President and Chief Executive Officer of EZchip Technologies, a position that he has held since EZchip Technologies' inception in May 1999, and has served as a director of our company since its inception and Chairman of our Board of Directors from December 2006 until December 2007.  Mr. Fruchter co-founded our company and from 1990 to 1999 he served as our General Manager and the Chairman of our Board of Directors.  Prior to that, he was also among the founders of Adacom Technologies Ltd., a manufacturer of data communications products.  Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Prof. Ran Giladi has served as a director of our company since December 2001.  Prof. Giladi is a faculty member of Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1996 until 2000 and he resumed such position in 2010. Prof. Giladi is a Venture Partner of DFJ Tel Aviv Venture Partners, an Israeli technology-focused venture capital fund since 2011, and served in similar capacity in two preceding venture capital funds (DFJ TFV III and TFV II) since 2004. Prof. Giladi was the active Chairman of DiskSites, Inc., which was acquired by Expand Networks Ltd. in 2006.  Prof. Giladi co-founded InfoCyclone Inc. and was its President and Chief Executive Officer from 2000 until 2002.  Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986.  Prof. Giladi holds a B.Sc. degree in Physics and an M.Sc. degree in Biomedical Engineering, both from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

EZchip Semiconductor Ltd.

Karen Sarid has served as a director of our company since December 2001 and is a member of our Audit Committee.  Ms. Sarid serves as President of Alma Lasers Ltd since January 2012. Ms. Sarid served as President and General Manager of Syneron Medical Israel from 2009 to 2010.  Ms. Sarid served as the General Manager of Galil Medical Israel from 2007 to 2009.  Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market.  Prior to that and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd.  From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group.  From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that was traded on the NASDAQ Stock Market.  Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996.  Ms. Sarid also serves as a director of Oridion Systems Ltd. and Gilat Satellite Networks Ltd.  Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

We therefore propose that the following resolution be adopted:

RESOLVED, that the election of the following four persons to the Board of Directors of EZchip Semiconductor Ltd. until the 2013 annual meeting of shareholders of EZchip Semiconductor Ltd. be, and hereby is, approved: Benny Hanigal, Eli Fruchter, Prof. Ran Giladi and Karen Sarid.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

Item 2 – Proposal to Reelect an outside Director

In accordance with Israel's Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence.  An outside director serves for a term of three years, which may be extended for additional three-year terms.  An outside director can be removed from office only under very limited circumstances.  All of the outside directors must serve on our Audit Committee (including one outside director serving as the chair of the audit committee), and at least one outside director must serve on each committee of our Board of Directors.

As noted above, Shai Saul and David Schlachet are our outside directors under Israel's Companies Law.  The current term of office of Shai Saul expires in November 2012 and he is standing for reelection at this meeting.  The term of office of David Schlachet expires in July 2014, and he is not required to stand for reelection at the meeting.

Biographical information concerning our outside directors, including David Schlachet who is not standing for reelection at the meeting, is set forth below.

Shai Saul has served as a director of our company since December 2006 and is a member of our Audit Committee.  Mr. Saul has served as Founder and General Partner of DFJ Tel Aviv Venture Partners, an Israeli technology-focused venture capital fund since 2011. Mr. Saul served in similar capacities in two preceding venture capital funds (DFJ TFV III and TFV II) since 1999.  From 2000 to 2009, Mr. Saul served as Chairman of CopperGate Communications, a developer of chips for the in-home IPTV market (acquired by Sigma Designs), and during 2001, he served as CopperGate's Chief Executive Officer.  From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN, acquired by SafeNet).  From 1993 to 1994, Mr. Saul served as Chief Executive Officer of Ganot Ltd., a cleantech company.  Mr. Saul also serves as a director of Superfish and board observer at Doat Media, among others.  His past investments and board positions include Native Networks, a developer of carrier-class optical Ethernet transport solutions (acquired by Alcatel), Allot Communications (NASDAQ: ALLT), a provider of bandwidth management solutions, Wave Systems, fables developer of authentication chips (NASDAQ: WAVX), and Voltaire, a developer of scale-out solutions for high performance data centers (NASDAQ: VOLT acquired by Mellanox, NASDAQ: MLNX).  Mr. Saul holds an LL.B. degree from Tel Aviv University.

David Schlachet has served as director of our company since September 2005 and is a member of our Audit Committee.  Mr. Schlachet served as Chief Executive Officer of Syneron Medical Ltd. from November 2005 to May 2007, after having served as its Chief Financial Officer from July 2004 to November 2005.  From January 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in life sciences.  From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group.  Mr. Schlachet also served as an active Chairman of Elite Industries Ltd.  From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science.  Mr. Schlachet serves as a director of Syneron Medical Ltd., a NASDAQ-listed company, and Syneron Beauty, a subsidiary of Syneron, and is a director of BioCancell Therapeutic Inc., Mazor Surgical Technology Ltd. and Taya Investment Company Ltd., which are traded on the Tel Aviv Stock Exchange.  Mr. Schlachet also serves as a director and audit committee member of the Tel Aviv Stock Exchange and as a director of the Tel Aviv Stock Exchange Clearing House and Maof Clearing House and as Chairman of CellCure Neurosciences Ltd., a privately-held biotechnology company.  Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

Nominee for Outside Director

Our Audit Committee and Board of Directors recommends that Shai Saul be reelected as an outside director at the meeting for an additional three-year term, and has determined that, in light of the expertise and contribution to our Board of Directors and Board committees of Mr. Saul, the reelection of Mr. Saul as an outside director for an additional three year term would be in the company's best interest.  Our Audit Committee and Board of Directors has further found that Shai Saul has all necessary qualifications required under Israel's Companies Law and the requirements of NASDAQ, and that Mr. Saul has "professional qualification," as such term is defined by regulations promulgated under the Israeli Companies Law.  Furthermore, Mr. Saul has certified to the company that he meets all other requirements in connection with the election of an outside director under Israel's Companies Law.

We therefore propose that the following resolution be adopted:

RESOLVED, that the reelection of Shai Saul to the Board of Directors of EZchip Semiconductor Ltd. to serve as an Outside Director for an additional three-year term until the 2015 Annual General Meeting be, and it hereby is, approved.

EZchip Semiconductor Ltd.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to reelect Mr. Saul as our outside director.  In addition, the shareholders' approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with a controlling shareholder).  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

Item 3 – Proposal to Grant Restricted Share Units
to our Directors

We have historically only paid our Chairman and outside directors cash compensation for their services and our other directors have not received any cash compensation, and such payments were in amounts that we believe are quite low compared with the cash compensation provided by most comparable companies that are traded on NASDAQ.  Instead, we have relied on equity incentives in order to be able to continue to attract and retain the best available directors and to promote their interest in the success of the company's business.

Israel's Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval.  This includes cash compensation as well as compensation in the form of equity awards.

Our Audit Committee and Board of Directors have approved the grant to our directors of restricted share units, as set forth below, at an exercise price equal to the par value of our Ordinary Shares (NIS 0.02).

The restricted share units will be granted pursuant to the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan, with 25% of the restricted share units granted to each director vesting on the first anniversary of the date of the grant, and the remainder 75% of the restricted share units vesting in 12 equal quarterly installments, commencing 15 months after the date of the grant.  The grant of restricted share units to our directors shall also include a grant to our outside directors.  Pursuant to the shareholders approval at our 2009 Annual General Meeting our outside directors are granted the same amount of restricted share units as the amount granted to our other directors (other than the Chairman of the Board and our Principal Executive Officer).

EZchip Semiconductor Ltd.

We therefore propose that the following resolution be adopted:

RESOLVED, that the grant to each director of EZchip Semiconductor Ltd. pursuant to the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan of restricted share units to purchase Ordinary Shares, in the following amounts, at an exercise price equal to the par value of our Ordinary Shares (NIS 0.02), with 25% of the restricted share units granted to each director vesting on the first anniversary of the date of the grant, and the remainder 75% of the restricted share units vesting in 12 equal quarterly installments, commencing 15 months after the date of the grant, and upon the terms approved by the Audit Committee and Board of Directors of EZchip Semiconductor Ltd., be, and it hereby is, approved:

Name of Director	No. of RSUs
Benny Hanigal	17,750
Eli Fruchter	45,900
Prof. Ran Giladi	6,550
Karen Sarid	6,550
Shai Saul	6,550
David Schlachet	6,550

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

Item 4 – Proposal to Increase the Coverage of our Directors and Officers' (D&O)
Liability Insurance Policy

Our directors and officers' (D&O) liability insurance policy coverage is currently limited to $20 million.  Our policy coverage has not been updated since July 2009.  Following consultation with our insurance advisors and a review of similarly situated companies, our Audit Committee and Board of Directors have determined that it is in the best interest of the company to increase the D&O policy coverage from $20 million to $50 million.

Israel's Companies Law provides that any arrangement relating to the insurance of directors requires the approval of the Audit Committee, the Board of Directors and the shareholders, in that order.  Our Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, to amend our D&O liability insurance policy by increasing the policy coverage to $50 million.

We therefore propose that the following resolution be adopted:

RESOLVED, to amend our directors and officers' (D&O) liability insurance policy by increasing the policy coverage to $50 million.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

Item 5 – Proposal to Amend our Articles of Association Regarding Insurance,
Indemnification and Exculpation

A recent amendment to Israel's Securities Law, 5728-1968 (the "Securities Law"), and a corresponding amendment to Israel's Companies Law, authorizes Israel's Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of Israel's Securities Law and Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time.

EZchip Semiconductor Ltd.

The amendments to Israel's Securities Law and to Israel's Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance.  Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them are permitted to be reimbursed by indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

Our Audit Committee and Board of Directors believe that the amendment to the Articles of Association is in the best interests of the company and the shareholders as it will enable the company to attract and retain highly qualified directors and officers from time to time.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, our Audit Committee and Board of Directors approved and recommended that our shareholders approve an amendment to our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to Israel's Securities Law and Israel's Companies Law described above.  Accordingly, we propose to amend Article 68 of our Articles of Association as set forth below.  The words proposed to be added are highlighted in boldface font and underlined.

Under Israel's Companies Law, the adoption of the proposed amendment requires the approvals of the Audit Committee, Board of Directors and shareholders, in that order.

We therefore propose that the following resolution be adopted:

RESOLVED, that Article 68 of the Company's Articles of Association be amended with the changes marked below:

68.           Insurance, Indemnification and Exculpation

The Company may insure, indemnify and exculpate its Office Holders to the fullest extent permitted by law, from time to time.  Without limiting the generality of the foregoing:

(a)  Subject to the provisions of the Companies Law 5759-1999 as amended from time to time (the "Companies Law"), the Company may enter into a contract for the insurance of its Office Holders, for act or omissions in their capacity as Office Holders, in whole or in part, against any of the following:

(i)  breach of the duty of care owed to the Company or a third party;

(ii)  breach of the fiduciary duty owed to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to believe that his action would not harm the Company's interests; ~~and~~

(iii)  monetary liability imposed on the Office Holder in favor of a third party; and

EZchip Semiconductor Ltd.

(iv) reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him (without limiting from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968, as amended (the "Securities Law"), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees).

(b)  Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or to provide a prior undertaking to indemnify an Office Holder, where such prior undertaking is limited (1) to categories of events that the Board believes are foreseeable in light of the Company's activities on the date of grant of the undertaking to indemnify, and (2) to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances (and such undertaking includes the categories of events that the Board believes are foreseeable in light of the Company's activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances), for an act that such Office Holder performed by virtue of being an Office Holder of the Company, for monetary liability imposed on the Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

(c)  Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or to provide a prior undertaking to indemnify an Office Holder for:

(i) monetary liability imposed on an Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

(ii)  reasonable legal costs, including attorney's fees, expended by an Office Holder as a result of (x) an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the Office Holder, and either (A) no financial liability was imposed on the Office Holder in lieu of criminal proceedings, or (B) financial liability was imposed on the Office Holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and (y) in connection with an administrative enforcement proceeding or a  financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees); and

(iii)  reasonable legal costs, including attorneys' fees, expended by the Office Holder or for which the Office Holder is charged by a court, (a) in an action brought against the Office Holder by or on behalf of the Company or a third party, or (b) in a criminal action in which the Office Holder is found innocent, or (c) in a criminal action in which the Office Holder is convicted and in which a proof of criminal intent is not required.

EZchip Semiconductor Ltd.

(d)  Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from liability, or any part of liability, for damages sustained by virtue of a breach of duty of care to the Company.

(e) Subject to the provisions of the Companies Law, the Company may procure insurance for, indemnify and exculpate any person who is not an Office Holder including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.

The affirmative vote of the holders of at least 75% of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

Item 6 – Proposal to amend our D&O insurance, indemnification and exculpation
Agreements

Israel's Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations.  In the past, our Audit Committee, Board of Directors and shareholders have approved insurance, exculpation and indemnification agreements to all our directors and officers.

In light of the recent amendments to Israel's Companies Law and to Israel's Securities Law described in Item No. 5 above, and provided that our Articles of Association are amended as proposed in Item No. 5 above, we propose to amend the form of such D&O insurance, exculpation and indemnification agreements to ensure that our directors and officers are afforded protection to the fullest extent permitted by law.  The proposed form of amended insurance, exculpation and indemnification agreement is attached hereto as Appendix A.

Our Audit Committee and Board of Directors believe that amended insurance, exculpation and indemnification agreement is in the best interests of the company and the shareholders as it will enable the company to attract and retain highly qualified directors and officers from time to time.   Our Audit Committee and Board of Directors approved and recommended that our shareholders approve the amended insurance, exculpation and indemnification agreement is attached hereto as Appendix A for the company's directors and officers serving from time to time in such capacity.

Under Israel's Companies Law, the adoption of the proposed resolutions requires the approvals of the Audit Committee, Board of Directors and shareholders, in that order.

We therefore propose that the following resolution be adopted:

RESOLVED, to approve the amended insurance, exculpation and indemnification agreement in the form of Appendix A hereto, to be provided to directors and officers of the company serving from time to time in such capacity.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

EZchip Semiconductor Ltd.

Item 7 – Proposal to Ratify and Approve the Appointment and Compensation of our
Independent Registered Public Accountants;
Review and Discussion of our 2011 Consolidated Financial Statements

Our Audit Committee and Board of Directors have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2012.  At the meeting, shareholders will be asked to ratify and approve the appointment.

At the meeting, shareholders will also be asked to authorize the Audit Committee (subject to ratification of the Board of Directors) to fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services.

Representatives of Kost Forer Gabbay & Kasierer will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel's Companies Law, you are invited to discuss our 2011 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2011, including our 2011 consolidated financial statements, is available on our website at www.ezchip.com.  To have a printed copy mailed to you, please contact us at 1 Hatamar Street, Yokneam 20692, Israel; tel: +972-4-959-6666.

We therefore propose that the following resolution be adopted:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as EZchip Semiconductor Ltd.'s independent registered public accountants for the fiscal year ending December 31, 2012 be, and it hereby is, ratified and approved, and that the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

By Order of the Board of Directors,

BENNY HANIGAL
Chairman of the Board of Directors

Dated: June 11, 2012

Appendix A

FORM OF DIRECTOR INSURANCE, INDEMNIFICATION
AND EXCULPATION AGREEMENT

AGREEMENT, dated as of _________,  between EZchip Semiconductor Ltd., an Israeli company (the “Company”), and _______________________, a director/officer of the Company (the “Indemnitee”).

WHEREAS,	the Indemnitee is an Office Holder of the Company; and

WHEREAS,	both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of public companies; and

WHEREAS,	the Articles of Association of the Company authorize the Company to insure, indemnify and exculpate Office Holders ; and

WHEREAS,
in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and Indemnitee’s reliance on the aforesaid Articles of Association and, in part, to provide Indemnitee with specific contractual assurance that the protection afforded by the Articles of Association will be available to Indemnitee (regardless of, among other things, any change in the composition of the Company’s Board of Directors or any acquisition of the Company), the Company wishes to provide in this Agreement for insurance, indemnification and exculpation of Indemnitee to the fullest extent permitted by law from time to time and as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the Indemnitee’s continuing to serve the Company directly or, at its request, with another entity, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	CERTAIN DEFINITIONS

1.1.
Change in Control:  shall be deemed to have occurred if: (i) any “person” (as such term is used in Section 13(d) and 14(d) of the United States Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the Company’s then outstanding voting securities; or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company’s shareholders was approved by a majority of the directors then still in office who either were directors at the beginning of the period of whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets.

1.2.
Expenses:  includes reasonable legal costs, including attorneys’ fees, expended by the Indemnitee or for which the Indemnitee has been charged by a court, or in connection with an investigation or other proceeding by a competent authority.  Expenses shall also include any security or bond that the Indemnitee may be required to post in connection with an Indemnifiable Event (as defined below).

1.3.	Office Holder: as such term is defined in the Israeli Companies Law, 5759-1999.

2.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

2.1.
The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law from time to time, for any liability and Expense that may be imposed on Indemnitee due to an act performed or failure to act by him in his capacity as an Office Holder of the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder at the request of the Company either prior to or after the date hereof, for any event against which indemnification is available by law from time to time (“Indemnifiable Events”), including without limitation the following:

2.1.1.	monetary liability imposed on the Indemnitee in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

2.1.2.
reasonable legal costs, including attorney’s fees, expended by the Indemnitee as a result of (x) an investigation or proceeding instituted against the Indemnitee by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the Indemnitee and either (A) no financial liability was imposed on the Indemnitee in lieu of criminal proceedings, or (B) financial liability was imposed on the Indemnitee in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and (y) in connection with an administrative enforcement proceeding or a financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Indemnitee in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the “Securities Law”) and expenses that the Indemnitee incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; and

2.1.3.
reasonable legal costs, including attorneys’ fees, expended by the Indemnitee or for which the Indemnitee is charged by a court, (a) in an action brought against the Indemnitee by or on behalf of the Company or a third party, or (b) in a criminal action in which the Indemnitee is found innocent, or (c) in a criminal action in which the Indemnitee is convicted and in which a proof of criminal intent is not required.

2.2.
The indemnification undertaking made by the Company shall be only with respect to such events as are described in Schedule A hereto.  The maximum amount payable by the Company under this Agreement shall not exceed one-half of the shareholders' equity of the Company, measured by the balance sheet of the Company last published prior to the time that notice is provided to the Company pursuant to Section 8 below, but in no event will it be less than US$50,000,000.

2.3.
If so requested by the Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee’s reasonable litigation Expenses, including attorneys' fees, with respect to which the Indemnitee is entitled to be indemnified under Section 2.1 above.

2.4.
The Company’s obligation to indemnify the Indemnitee and advance Expenses in accordance with this Agreement shall be for such period as the Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the foregoing positions, whether or not the Indemnitee is still serving in such positions.

2.5.
The Company undertakes that as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company will purchase and maintain in effect directors and officers' liability insurance to cover the liability of the Indemnitee to the fullest extent permitted by law.

3.	GENERAL LIMITATIONS ON INDEMNIFICATION

3.1.
If, when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by the Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid (unless the Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that the Indemnitee should be indemnified under applicable law, in which event the Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed) and shall not be obligated to indemnify or advance any additional amounts to the Indemnitee (unless there has been a determination by a court or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this Agreement).

3.2.
Change in Control of Company. The Company undertakes that in the event of a Change in Control of the Company, the Company’s obligations under this Agreement shall continue to be in effect following such Change in Control, and the Company shall take all necessary action to ensure that the party acquiring control of the Company shall independently undertake to continue in effect such Agreement, to maintain the provisions of the Articles of Association allowing indemnification and to indemnify Indemnitee in the event that the Company shall not have sufficient funds or otherwise shall not be able to fulfill its obligations hereunder.

4.	NO MODIFICATION.

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

5.	SUBROGATION.

In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

6.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against the Indemnitee to the extent the Indemnitee has otherwise actually received payment (under any insurance policy or otherwise) of the amounts otherwise indemnifiable hereunder. Any amounts paid to the Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee.

7.	EFFECTIVENESS.

Subject to the receipt of all the required approvals in accordance with Israeli Law, including the approvals of the audit committee, the Board of Directors and, to the extent required, by the shareholders of the Company, this Agreement shall be in full force and effect as of the date hereof.

8.	NOTIFICATION AND DEFENSE OF CLAIM.

Promptly after receipt by the Indemnitee of notice of the commencement of any action, suit or proceeding, the Indemnitee will, if a claim in respect thereof is to be made against the Company under this Agreement, notify the Company of the commencement hereof; but the omission so to notify the Company will not relieve it from any liability which it may have to the Indemnitee otherwise than under this Agreement.  With respect to any such action, suit or proceeding as to which the Indemnitee notifies the Company of the commencement thereof and without derogating from Section 2.1:

8.1.	The Company will be entitled to participate therein at its own expense; and

8.2.
Except as otherwise provided below, to the extent that it may wish, the Company jointly with any other indemnifying party similarly notified will be entitled to assume the defense thereof, with counsel reasonably satisfactory to the Indemnitee.  After notice from the Company to the Indemnitee of its election to assume the defense thereof, the Company will not be liable to the Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below.  The Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of the Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized by the Company; (ii) the Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action; or (iii) the Company shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel shall be at the expense of the Company.  The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which the Indemnitee shall have reached the conclusion specified in (ii) above.

8.3.
The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent.  The Company shall not settle any action or claim in any manner that would impose any penalty or limitation on the Indemnitee without the Indemnitee’s written consent.  Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

9.	EXCULPATION

The Company hereby exempts the Indemnitee, to the fullest extent permitted by law, from any liability for damages caused as a result of the Indemnitee’s breach of the duty of care to the Company, provided that the Indemnitee shall not be exempt with respect to any action or omission as to which, under applicable law, the Company is not entitled to exculpate the Indemnitee.

10.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he or she may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the indemnification period the rights of the then existing directors and Office Holders are more favorable to such directors or Office Holders than the rights provided thereunder or under this Agreement to the Indemnitee, the Indemnitee shall be entitled to the full benefits of such more favorable rights.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs and personal and legal representatives.  This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as an Office Holder or director of the Company or of any other enterprise at the Company’s request, provided that the claim for indemnification relates to an Indemnifiable Event.

12.	SEVERABILITY.

The provisions of this Agreement shall be severable in the event that any provision hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

13.	GOVERNING LAW, JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of Tel-Aviv in any action related to this Agreement

14.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement.  No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.

COMPANY	Name:________________
By: _______________________________________	Signature: _____________

SCHEDULE A

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company
2.	Anti-competitive acts and acts of commercial wrongdoing
3.	Acts in regard to invasion of privacy including with respect to databases and acts in regard of slander
4.	Acts in regard to copyrights, patents, designs and any other intellectual property rights, and acts in regard to defects in the Company’s products or services
5.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision
6.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard to the Company’s business
7.
Claims relating to the offering of securities, claims relating to violations of securities laws of the United States and Israel and of any other jurisdiction and claims arising out of the Company’s status as a publicly-traded company, including, without limitation, fraudulent disclosure claims, failure to comply with disclosure rules of the U.S. Securities and Exchange Commission and Israel's Securities Authority and other claims relating to relationships with investors and the investment community

8.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction
9.	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws
10.	Violations of any law or regulation governing domestic and international telecommunications in any jurisdiction
11.	Claims in connection with employment relationships with the Company’s or its subsidiaries’ employees.